Exhibit 8.1

List of subsidiaries

Subsidiaries of the Registrant

Entity name	Jurisdiction of organization
Centogene GmbH	Germany
Centogene FZ-LLC	United Arab Emirates
Centogene US, LLC	Delaware, USA
Centogene India Pvt. Ltd	India
Centogene Switzerland AG	Switzerland
Centosafe B.V.	Netherlands
Centogene d.o.o Belgrade	Serbia
Genomics Innovations Company Limited	United Arab Emirates